FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For October 18, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated October 18, 2007

2.

Material Change Report dated October 18, 2007 (re: October 18/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)
Date: October 18, 2007	By:	“Tony M. Ricci”
(Name)
	Its:	Chief Financial Officer (Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Increases Gold Resource at Molejon

Vancouver, BC – October 18, 2007:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announced today the results of an updated NI 43-101 compliant gold resource estimate based on results obtained through September 2007. AAT Mining Services has estimated a total Measured resource of 593,327 ounces and an Indicated resource of 317,696 ounces at the Molejon Gold deposit (see table below). Additionally, an Inferred resource of 458,502 ounces at an average grade of 0.665 g/t above a cutoff of 0.3 g/t was estimated.  The 123,000 Indicated resource ounces of gold delineated at the nearby Botija Abajo deposit through June 2007 increases the total gold resources at the global Molejon Project by over 40% since the last resource estimate announced April 10, 2007.

If no cut-off grade is applied, the total resource is over 2.8 million ounces of gold.

Measured
Grade cutoff in g/t	Tonnes	Au	Au	Au
		grams/tonne	grams	ounces
.3	2,757,315	0.348	960,657	30,886
.4	2,067,102	0.446	921,894	29,640
.5	7,683,176	1.013	7,784,218	250,272
2.5	1,170,618	3.469	4,060,956	130,565
5.0	591,315	7.993	4,726,538	151,964
Total	14,269,526	1.29	18,454,262	593,327
Indicated
Grade cutoff in g/t	Tonnes	Au	Au	Au
		grams/tonne	grams	ounces
.3	5,312,433	0.343	1,822,984	58,611
.4	2,467,167	0.445	1,097,888	35,298
.5	5,873,534	0.924	5,426,666	174,474
2.5	345,516	3.236	1,117,982	35,944
5.0	62,508	6.651	415,769	13,367
Total	14,061,158	0.703	9,881,288	317,696

Inferred
Grade Cutoff g/Tonne	Inferred Tonnes	Average Gold Grade g/Tonne	Inferred Gold Grams (contained)	Inferred Gold Troy Ounces (contained)
0.3	4,829,733	0.342	1,650,927	53,079
0.4	4,411,224	0.446	1,969,183	63,312
0.5	12,190,533	0.869	10,589,925	340,479
2.5	18,471	2.747	50,747	1,632
Totals	21,449,961	0.665	14,260,781	458,502

Further, another 458,502 Inferred ounces have been geostatistically shown in a new area northwest of the Molejon Measured and Indicated Resources.

A color coded map showing the Measured and Indicated in gold and the Inferred in blue will be posted on the Company’s website.

Richard Fifer, Petaquilla’s President and CEO, said, “This updated resource estimate means that we are achieving one of our key goals and have moved closer to another.  One goal in 2007 was to convert a significant amount of the existing inferred ounces to the M&I category. We have now converted more than 50% or about 500,000 inferred ounces.  This brings the global resources of the project in excess of the important one million ounce level. We have also advanced our goal of identifying 1.5 million ounces available for the Molejon project so that we can increase throughput capacity at our mill from 2,200 Tonnes/day to 5,000 Tonnes/day.  We are very confident that we will reach this milestone”.

In 2006, about 500,000 ounces of gold were in the inferred category of which over 50% has  been converted to Measured and Indicated resources by infill drilling in 2007.  Over 22,000 metres have been cored at Molejon in 2007 bringing the total drilling along the gold trend to about 40,000 metres since the beginning of the program in 2006.  Seven rigs are currently drilling in the area, three in Molejon and four elsewhere along the El Real trend.

While detailed drilling continues at Botija Abajo, another gold prospect to the northwest known as Lata is being evaluated by surface mapping.  A drilling program that will augment favourable drill-hole trends outlined in the 90’s will soon be underway.

The recent modeling effort included a complete review of the drilling, geology, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration of the Molejon gold deposit.

The on-site independent QP, Sean C. Muller, P. Geo., has observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet NI 43-101 standards.  Strict QA/QC protocols have been defined and implemented under Mr. Muller’s supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

“Richard Fifer"

Richard Fifer, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Gold Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”) 410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

October 18, 2007

Item 3.

News Release

The Company’s news release dated October 18, 2007, was disseminated by Marketwire, Incorporated on October 18, 2007.

Item 4.

Summary of Material Change

The Company announced the results of an updated NI 43-101 compliant gold resource estimate based on results obtained through September 2007.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated October 18, 2007

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Increases Gold Resource at Molejon

Vancouver, BC – October 18, 2007:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announced today the results of an updated NI 43-101 compliant gold resource estimate based on results obtained through September 2007. AAT Mining Services has estimated a total Measured resource of 593,327 ounces and an Indicated resource of 317,696 ounces at the Molejon Gold deposit (see table below). Additionally, an Inferred resource of 458,502 ounces at an average grade of 0.665 g/t above a cutoff of 0.3 g/t was estimated.  The 123,000 Indicated resource ounces of gold delineated at the nearby Botija Abajo deposit through June 2007 increases the total gold resources at the global Molejon Project by over 40% since the last resource estimate announced April 10, 2007.

If no cut-off grade is applied, the total resource is over 2.8 million ounces of gold.

Measured
Grade cutoff in g/t	Tonnes	Au	Au	Au
		grams/tonne	grams	ounces
.3	2,757,315	0.348	960,657	30,886
.4	2,067,102	0.446	921,894	29,640
.5	7,683,176	1.013	7,784,218	250,272
2.5	1,170,618	3.469	4,060,956	130,565
5.0	591,315	7.993	4,726,538	151,964
Total	14,269,526	1.29	18,454,262	593,327
Indicated
Grade cutoff in g/t	Tonnes	Au	Au	Au
		grams/tonne	grams	ounces
.3	5,312,433	0.343	1,822,984	58,611
.4	2,467,167	0.445	1,097,888	35,298
.5	5,873,534	0.924	5,426,666	174,474
2.5	345,516	3.236	1,117,982	35,944
5.0	62,508	6.651	415,769	13,367
Total	14,061,158	0.703	9,881,288	317,696

Inferred
Grade Cutoff g/Tonne	Inferred Tonnes	Average Gold Grade g/Tonne	Inferred Gold Grams (contained)	Inferred Gold Troy Ounces (contained)
0.3	4,829,733	0.342	1,650,927	53,079
0.4	4,411,224	0.446	1,969,183	63,312
0.5	12,190,533	0.869	10,589,925	340,479
2.5	18,471	2.747	50,747	1,632
Totals	21,449,961	0.665	14,260,781	458,502

Further, another 458,502 Inferred ounces have been geostatistically shown in a new area northwest of the Molejon Measured and Indicated Resources.

A color coded map showing the Measured and Indicated in gold and the Inferred in blue will be posted on the Company’s website.

Richard Fifer, Petaquilla’s President and CEO, said, “This updated resource estimate means that we are achieving one of our key goals and have moved closer to another.  One goal in 2007 was to convert a significant amount of the existing inferred ounces to the M&I category. We have now converted more than 50% or about 500,000 inferred ounces.  This brings the global resources of the project in excess of the important one million ounce level. We have also advanced our goal of identifying 1.5 million ounces available for the Molejon project so that we can increase throughput capacity at our mill from 2,200 Tonnes/day to 5,000 Tonnes/day.  We are very confident that we will reach this milestone”.

In 2006, about 500,000 ounces of gold were in the inferred category of which over 50% has  been converted to Measured and Indicated resources by infill drilling in 2007.  Over 22,000 metres have been cored at Molejon in 2007 bringing the total drilling along the gold trend to about 40,000 metres since the beginning of the program in 2006.  Seven rigs are currently drilling in the area, three in Molejon and four elsewhere along the El Real trend.

While detailed drilling continues at Botija Abajo, another gold prospect to the northwest known as Lata is being evaluated by surface mapping.  A drilling program that will augment favourable drill-hole trends outlined in the 90’s will soon be underway.

The recent modeling effort included a complete review of the drilling, geology, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration of the Molejon gold deposit.

The on-site independent QP, Sean C. Muller, P. Geo., has observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet NI 43-101 standards.  Strict QA/QC protocols have been defined and implemented under Mr. Muller’s supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

“Richard Fifer"

Richard Fifer, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Gold Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.